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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                            Fingerhut Companies, Inc.
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                            (Name of Subject Company)

           Bengal Subsidiary Corp.; Federated Department Stores, Inc..
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                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    317867109
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                      (CUSIP Number of Class of Securities)

                               Dennis J. Broderick
         Senior Vice President, General Counsel and Corporate Secretary
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7000
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939


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         This Amendment No. 2 is to the Tender Offer Statement on Schedule
14D-1, originally filed on February 18, 1999, as thereafter amended (as amended, the "Statement"), that relates to the offer by Bengal Subsidiary Corp. ("Purchaser"), a direct, wholly owned subsidiary of Federated Department Stores, Inc. ("Parent"), to purchase all outstanding common shares (the "Shares") of Fingerhut Companies, Inc. (the "Company") at a purchase price of $25.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 18, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). The Statement was, and this Amendment No. 2 is, being filed on behalf of Purchaser and Parent. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer To Purchase.

         The Statement is hereby amended and/or supplemented as provided below:


ITEM 10. ADDITIONAL INFORMATION.

         Item 10(c) is hereby amended and supplemented by adding the following to the end thereof:

         The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer was terminated on February 26, 1999.

         Item 10(f) is hereby amended and supplemented by adding the following to the end thereof:

         Section 9 of the Offer To Purchase ("Certain Information Concerning Purchaser and Parent") is hereby amended to add the following paragraph to the end of Section 9.

         1998 EARNINGS RELEASE. On March 2, 1999, Parent issued a press release reporting certain financial information for 1998 (the "Parent Earnings Release"). As reported in the Parent Earnings Release, Parent's sales for the fourth quarter totaled $5.207 billion, an increase of 2.9% over sales of $5.060 billion for the same period of 1997. Sales for fiscal 1998 were reported at $15.833 billion, an increase of 1.1% over sales of $15.688 billion for fiscal 1997. In addition, Parent's operating income for the fourth quarter was $750 million, an increase of 5.4% over $713 million for the same period of 1997. For fiscal 1998, Parent reported operating income of $1.455 billion, an increase of 8.5% over $1.341 billion for the prior fiscal year. Furthermore, Parent's net income for the fourth quarter ended January 30, 1999, was $408 million, compared to $379 million for the same period of 1997. Parent posted earnings of $685 million for fiscal 1998, excluding an extraordinary charge related to the early retirement of debt, compared to $575 million for fiscal 1997. On that basis, diluted earnings per share rose to $3.06 for fiscal 1998, an increase of 19% over $2.58 per share for fiscal 1997.

         On March 4, 1999, Parent issued a sales release (the "Parent Sales Release"). According to the Parent Sales Release, for the four weeks ended February 27, 1999, Parent's sales totaled $1.06 billion, an increase of 0.5% over sales of $1.06 billion for the same period of 1997. Parent reported that, excluding sales of its specialty stores division, which was sold in July 1998, Parent's February sales increased 1.4%.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 4, 1999                    BENGAL SUBSIDIARY CORP.


                                        By: /s/ JOHN R. SIMS
                                           -------------------------------------
                                            Name:  John R. Sims
                                            Title: Vice President, Secretary and
                                                   Treasurer


                                        FEDERATED DEPARTMENT STORES, INC.

                                        By: /s/ KAREN HOGUET
                                           -------------------------------------
                                            Name:  Karen Hoguet
                                            Title: Chief Financial Officer